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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                           Trans World Airlines, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)

Faissal M. Fahad, Esq.                           Alphonso A. Christian, II, Esq.
Al Talal and Al Mansour                                  Hogan &  Hartson L.L.P.
601 California Street, Suite 300                     555 Thirteenth Street, N.W.
San Francisco, CA 94108                                  Washington,  D.C. 20004
(415) 981-0296                                                    (202) 637-5696

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 17, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


CUSIP No.                                         Page _______ of ________ Pages
          ---------------------------------------

------- ----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud

------- ----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) |_|
                                                                                                                           (b) |_|



------- ----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------- ----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
------- ----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                                     |_|


------- ----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Kingdom of Saudi Arabia
------- ----------------------------------------------------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   2,088,000
        NUMBER OF
                            ------ -------------------------------------------------------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                - 0 -
         OWNED BY
                            ------ -------------------------------------------------------------------------------------------------
            EACH             9      SOLE DISPOSITIVE POWER
        REPORTING                  2,088,000
          PERSON
                            ------ -------------------------------------------------------------------------------------------------
           WITH             10     SHARED DISPOSITIVE POWER
                                   - 0 -

                            ------ -------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,088,000
------- ----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------- ----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5%
------- ----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
------- ----------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.           Security and Issuer
                  This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of Trans World Airlines, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at One City Centre 515 N. Sixth Street, St. Louis, Missouri 63101.

Item 2.           Identity and Background
                  This statement is being filed by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH"), an individual, whose business address is Kingdom Holding Company, P.O. Box 8653, Riyadh, 11492, Kingdom of Saudi Arabia. HRH is a citizen of the Kingdom of Saudi Arabia. HRH is the founder and majority owner of Kingdom Holding Company, a Saudi Arabian based corporation with interests in Saudi Arabian banking, real estate development, supermarkets, media and broadcasting and the travel industry.

                  HRH has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration
                  HRH has acquired a total of 2,088,000 shares of Common Stock of the Issuer which were purchased in transactions on the American Stock Exchange for an aggregate consideration of $23,816,440. The source of such consideration was HRH's personal funds.

Item 4.           Purpose of Transaction
                  The purpose of the purchase of the Common Stock by HRH was to acquire the securities for investment purposes.

                  HRH, depending upon market conditions and other factors, in the future, may acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock which HRH now owns or hereafter may acquire. HRH has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.           Interest in Securities of the Issuer
                  On March 17, 1997, HRH purchased on the American Stock Exchange 58,000 shares of Common Stock at a price of $7.24 per share. Such purchase caused HRH's beneficial ownership to exceed 5% of the outstanding Common Stock. As a result, as of March 17, 1997, HRH was the beneficial owner of 2,088,000 shares of Common Stock of the Issuer which represents approximately 5% of the outstanding Common Stock. HRH has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of all of these shares.

                  HRH has not engaged in any other transactions in the Issuer's Common Stock in the sixty days preceeding the purchase reported in the preceeding paragraph. No person other than HRH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owed by HRH.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between HRH and any persons with respect to any securities of the Issuer.

Item 7.           Materials to be Filed as Exhibits
                  None
Signature
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



     March 19, 1997      /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
         Date            -------------------------------------------------------
                                         H.R.H. Prince Alwaleed Bin Talal
                                          Bin Abdulaziz Al Saud